EXHIBIT 3.1

ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF JACKSONVILLE BANCORP, INC.

Pursuant to Section 607.1006 of the Florida Business Corporation Act (the “FBCA”), the undersigned Corporation adopts these Articles of Amendment.

FIRST:            The name of the Corporation is JACKSONVILLE BANCORP, INC.

SECOND:       At the Effective Time, pursuant to the FBCA and these Articles of Amendment to the Amended and Restated Articles of Incorporation of the Corporation, (i) each twenty (20) shares of the Corporation’s common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below, and (ii) each twenty (20) shares of the Corporation’s nonvoting common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time shall be combined into one (1) validly issued, fully paid and non-assessable share of nonvoting common stock, par value $0.01 per share, without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (collectively, the “Reverse Stock Split”). No fractional shares of common stock or nonvoting common stock shall be issued in connection with the Reverse Stock Split and any fractional share interests shall be rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock or nonvoting common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock or nonvoting common stock, as applicable, into which the shares represented by the Old Certificate shall have been combined, subject to the rounding up of the fractional share interests as described above.

At the Effective Time of the Reverse Stock Split, (x) the authorized shares of common stock of the Corporation shall be reduced to 20 million shares, and (y) the authorized shares of nonvoting common stock of the Corporation shall be reduced to 5 million shares. At the Effective Time, the Amended and Restated Articles of Incorporation of this Corporation are amended by replacing paragraph 4.01 of Article IV so that, as amended, said paragraph shall read as follows:

“4.01 General. The total number of shares of all classes of capital stock of the Corporation (“Shares”) that the Corporation shall have the authority to issue is 35 million, consisting of the following classes:

(1)       20 million Shares of common stock, $0.01 par value per share (“Common Stock”);

(2)       5 million Shares of nonvoting common stock, $0.01 par value per share (“Nonvoting Common Stock”); and

(3)       10 million Shares of preferred stock, $0.01 par value per share (“Preferred Stock”).”

THIRD:            The amendment to the Amended and Restated Articles of Incorporation of the Corporation set forth above was adopted on October 8, 2013.

FOURTH:       The amendment was approved by the Corporation’s shareholders. The number of votes cast for the amendment by the shareholders was sufficient for approval.

FIFTH:             In accordance with Section 607.0123 of the FBCA, these Articles of Amendment shall become effective as of 12:01 a.m. Eastern Time on October 24, 2013 (the “Effective Time”).

Signed on October 23, 2013.

JACKSONVILLE BANCORP, INC.

By:	/s/ Valerie A. Kendall
Valerie A. Kendall Executive Vice President and Chief Financial Officer